SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

NEXPOINT REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65342V101

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 65342V101	13D	Page 1 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,558
	8	SHARED VOTING POWER 6,625,226.15
	9	SOLE DISPOSITIVE POWER 17,558
	10	SHARED DISPOSITIVE POWER 6,625,226.15
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,642,784.15
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65342V101	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 763,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 763,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,694,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,694,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,694,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS Highland Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,372,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,372,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%
14	TYPE OF REPORTING PERSON (see instructions) IC

CUSIP No. 65342V101	13D	Page 5 of 7

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,071.15
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,071.15
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,071.15
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342V101	13D	Page 6 of 7

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), Highland Income Fund, a Massachusetts business trust (“HFRO”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on April 15, 2020 and subsequently amended on August 13, 2020 and September 10, 2021. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased in open market or private transactions between September 9, 2021 and January 7, 2022 were purchased with the Reporting Persons’ working capital or the working capital of affiliated funds, as applicable, including cash proceeds from the redemption of Class C Common Units (“OP Units”) of NexPoint Real Estate Finance Operating Partnership, L.P., the operating partnership of the Issuer (the “OP”). An aggregate of $100,456,953 was paid in connection with these purchases. In addition, between September 9, 2021 and January 7, 2022, a trust of which Nancy Marie Dondero is trustee acquired 6,560.639 shares of Common Stock in connection with dividend reinvestments in the Issuer.

Item 4. Purpose of Transaction.

Between September 9, 2021 and January 7, 2022, a trust of which Nancy Marie Dondero is trustee acquired 6,560.639 shares of Common Stock in connection with dividend reinvestments in the Issuer. On January 7, 2022, the Reporting Persons purchased an aggregate of 4,774,570 shares of Common Stock for an aggregate purchase price of $100,456,953, using the cash proceeds from a redemption of approximately the same number of Class C OP Units. The redemption of these Class C OP Units followed immediately after their issuance for approximately the same aggregate purchase price for which the shares of Common Stock were issued, using the cash proceeds from a redemption of the same number of common partnership units in the subsidiary partnerships (“SubOP Units”) of the OP. A total of 3,721,571.74 Class B OP Units were also contemporaneously issued to the Reporting Persons for the same per unit price for which the Class C OP Units were redeemed, using the cash proceeds from a redemption of the same number of SubOP Units.

Collectively, the Reporting Persons beneficially own 6,969,081.43 Class B OP Units that are redeemable, subject to certain requirements, for cash or, at the election of the Issuer, for shares of the Issuer’s common stock on a one-for-one basis. At the Company’s 2021 annual meeting, stockholders approved the issuance of shares of Common Stock in connection with the redemption of OP Units or common partnership units in the subsidiary partnerships of the OP that may be redeemed for OP Units held by the Reporting Persons. As a result, if OP Units are redeemed for cash, the cash received may be used to purchase additional shares of Common Stock in the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) As of January 7, 2022, (i) James D. Dondero may be deemed to beneficially own 6,642,784.15 shares of Common Stock, which represents approximately 46.7% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 763,485 shares of Common Stock, which represents approximately 5.4% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 5,694,670 shares of Common Stock, which represents approximately 40% of the outstanding Common Stock, (v) HFRO may be deemed to beneficially own 4,372,285 shares of Common Stock, which represents approximately 30.7% of the outstanding Common Stock, and (v) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 167,071.15 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.

CUSIP No. 65342V101	13D	Page 7 of 7

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	17,558	6,625,226.15	17,558	6,625,226.15
NexPoint Advisors, L.P. (2)	0	763,485	0	763,485
Highland Capital Management Fund Advisors, L.P. (3)	0	5,694,670	0	5,694,670
Highland Income Fund (4)	0	4,372,285	0	4,372,285
Nancy Marie Dondero (5)	167,071.15	0	167,071.15	0

(1)

These shares with shared voting and dispositive power are held by Mr. Dondero indirectly through NexPoint Advisors and HCMFA (as described in footnotes (2)-(3) below), a proprietary account and a trust. These shares also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

These shares are held by NexPoint Advisors indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through advised accounts, including HFRO. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

These shares are held by HFRO, which is one of the accounts advised by HCMFA referenced in footnote 3 above. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HFRO.

(5)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. The shares of Common Stock were purchased in private transactions and acquired through dividend reinvestments in the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7. Materials to be filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2022

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND INCOME FUND

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Executive Vice President

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 7, 2022.

Date	Effected By	Nature of Transaction	Quantity	Price
12/30/2021	Trust, of which Ms. N. Dondero is trustee	Dividend Reinvestment	3,378.066	$19.14
1/7/2022	NexPoint Advisors (1)	Private Transactions with Proceeds from Redemption of OP Units	276,945	$21.04
1/7/2022	HCMFA (1)	Private Transactions with Proceeds from Redemption of OP Units	4,497,625	$21.04
1/7/2022	HFRO (2)	Private Transactions with Proceeds from Redemption of OP Units	3,819,751	$21.04

(1)	The transactions reported herein were effected indirectly through one or more advised accounts.

(2)	HFRO is one of the advised accounts of HCMFA

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of NexPoint Real Estate Finance, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 7, 2022.

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.
By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND INCOME FUND

By: /s/ Dustin Norris
Name: Dustin Norris
Title: Executive Vice President

/s/ Nancy Marie Dondero
Nancy Marie Dondero